SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zurn Elkay Water Solutions Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98983L108

(CUSIP Number)

Brooke R. Kerendian

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

Telephone: (312) 368-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98983L108	SCHEDULE 13D	Page 2 of 18

1. Names of Reporting Persons. Ice Mountain LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 24,771,840
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,771,840

11. Aggregate Amount Beneficially Owned by Each Reporting Person 24,771,840
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.94%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D	Page 3 of 18

1. Names of Reporting Persons. Cascade Bay LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 24,771,840
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,771,840

11. Aggregate Amount Beneficially Owned by Each Reporting Person 24,771,840
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.94%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D	Page 4 of 18

1. Names of Reporting Persons. Katz 2004 DYN Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 24,771,840
9. Sole Dispositive Power 0
10. Shared Dispositive Power 24,771,840

11. Aggregate Amount Beneficially Owned by Each Reporting Person 24,771,840
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.94%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D	Page 5 of 18

1. Names of Reporting Persons. Katz 2021 Trust for Patti
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 71,452
9. Sole Dispositive Power 0
10. Shared Dispositive Power 71,452

11. Aggregate Amount Beneficially Owned by Each Reporting Person 71,452
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.04%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D	Page 6 of 18

1. Names of Reporting Persons. Katz New VBA Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 13,945
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,945

11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,945
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.01%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D	Page 7 of 18

1. Names of Reporting Persons. Katz Voting Stock Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 233,772
9. Sole Dispositive Power 0
10. Shared Dispositive Power 233,772

11. Aggregate Amount Beneficially Owned by Each Reporting Person 233,772
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.13%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D	Page 8 of 18

1. Names of Reporting Persons. Errol R. Halperin, as Trustee under Declaration of Trust dated July 8, 1996
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 1,035,008
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,035,008

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,035,008
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.58%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D	Page 9 of 18

1. Names of Reporting Persons. Aimee Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 6,678
8. Shared Voting Power 13,945
9. Sole Dispositive Power 6,678
10. Shared Dispositive Power 13,945

11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,623
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.01%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 98983L108	SCHEDULE 13D	Page 10 of 18

1. Names of Reporting Persons. April Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 13,945
9. Sole Dispositive Power 0
10. Shared Dispositive Power 13,945

11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,945
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.01%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 98983L108	SCHEDULE 13D	Page 11 of 18

1. Names of Reporting Persons. Errol R. Halperin
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 17,029
8. Shared Voting Power 25,892,245
9. Sole Dispositive Power 17,029
10. Shared Dispositive Power 25,892,245

11. Aggregate Amount Beneficially Owned by Each Reporting Person 25,909,274
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.58%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 98983L108	SCHEDULE 13D	Page 12 of 18

1. Names of Reporting Persons. Ronald C. Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 7,393
8. Shared Voting Power 25,091,009
9. Sole Dispositive Power 7,393
10. Shared Dispositive Power 233,772

11. Aggregate Amount Beneficially Owned by Each Reporting Person 25,098,402
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 14.12%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 98983L108	SCHEDULE 13D	Page 13 of 18

This Schedule 13D is being filed jointly by (i) Ice Mountain LLC, a Delaware limited liability company (“Ice Mountain”); (ii) Cascade Bay LLC, a Delaware limited liability company (“Cascade Bay”), for itself and as the Manager of Ice Mountain; (iii) Katz 2004 DYN Trust (“DYN”), the Special Assets Manager of Cascade Bay; (iv) Katz 2021 Trust for Patti (“KTP”); (v) Katz New VBA Trust (“New VBA”); (vi) Katz Voting Stock Trust, a revocable trust (“KVST”); (vii) Errol R. Halperin, as Trustee under Declaration of Trust dated July 8, 1996, a revocable trust (“Halperin Trust”); (viii) Aimee Katz, (ix) April Katz, (x) Errol R. Halperin, individually and as the trustee of DYN, KTP and the Halperin Trust, and, with Aimee Katz and April Katz, the seat holders of the voting committee with the power to direct New VBA (the “Voting Committee”); and (xi) Ronald C. Katz, individually and as the trustee of KVST (each individually, a “Reporting Person”, and collectively, the “Reporting Persons”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Zurn Elkay Water Solutions Corporation, a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of the Issuer, having its principal executive offices at 511 W. Freshwater Way, Milwaukee, Wisconsin 53204.

Item 2.	Identity and Background

The persons filing this statement are the Reporting Persons.

The residence or business address for each of the Reporting Persons is as follows:

Ice Mountain:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
Cascade Bay:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
DYN:	c/o Errol R. Halperin, 444 West Lake Street, Suite 900, Chicago, IL 60606
KTP:	c/o Errol R. Halperin, 444 West Lake Street, Suite 900, Chicago, IL 60606
New VBA:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
KVST:	827 S. Garfield Street, Hinsdale, IL 60521-4524
Halperin Trust:	c/o Errol R. Halperin, 444 West Lake Street, Suite 900, Chicago, IL 60606
Aimee Katz:	4525 Sterling Road, Downers Grove, IL 60515-3040
April Katz:	646 Columbus Drive, Tierra Verde, FL 33715-2030
Errol R. Halperin:	444 West Lake Street, Suite 900, Chicago, IL 60606
Ronald C. Katz:	827 S. Garfield Street, Hinsdale, IL 60521-4524

The principal business or occupation for each of the Reporting Persons is as follows:

Ice Mountain:	Investing.
Cascade Bay:	Investing.
DYN:	Not applicable.
KTP:	Not applicable.
New VBA:	Not applicable.
KVST:	Not applicable.
Halperin Trust:	Not applicable.
Aimee Katz:	Retired.
April Katz:	Retired.
Errol R. Halperin:	Strategic Advisor to DLA Piper LLP (US).
Ronald C. Katz:	Retired.

Each of Ice Mountain and Cascade Bay are formed under the laws of the State of Delaware. Each of DYN, the Halperin

CUSIP No. 98983L108	SCHEDULE 13D	Page 14 of 18

Trust and New VBA are formed under the laws of the State of Illinois. Each of KTP and KVST are formed under the laws of the State of Florida.

Aimee Katz, April Katz, Errol R. Halperin and Ronald C. Katz are each citizens of the United States.

No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Considerations

Item 4 below summarizes certain provisions of the Merger Agreement that pertain to the shares of Common Stock acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Merger (as defined below), each share of Class A, Class B, Class M and Class N common stock, each class having a par value of $0.01 per share (“Elkay Common Stock”), of Elkay Manufacturing Company, a Delaware corporation (“Elkay”), held by the Reporting Persons was converted into the right to receive approximately 46.48 newly issued shares of Common Stock, with cash paid in lieu of fractional shares.

Errol R. Halperin, as a director of the Issuer, is eligible to receive awards of Common Stock under the Issuer’s Performance Incentive Plan, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.

Also see Items 3 and 6 herein.

On February 12, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Elkay, Zebra Merger Sub, Inc., a wholly owned subsidiary of Zurn, and Elkay Interior Systems International, Inc., as representative of the stockholders of Elkay. Upon the terms and subject to the conditions of the Merger Agreement, a wholly-owned subsidiary of the Issuer was merged with and into Elkay, with Elkay continuing as the surviving entity in the merger, as a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Elkay common stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive approximately 46.48 newly issued share of Common Stock, subject to adjustment as described in the Merger Agreement, with cash paid in lieu of fractional shares. The Merger closed on July 1, 2022. Pursuant to the Merger Agreement, additional shares of Common Stock are being held in escrow and may be transferred to one or more of the Reporting Persons upon the occurrence of certain conditions.

Also on February 12, 2022, the Issuer entered into a Board Observer Agreement (the “Board Observer Agreement”) with Ronald C. Katz. The Board Observer Agreement provides that during the term of the agreement Mr. Katz will have the right to attend and observe meetings of the Board of Directors of the Issuer, subject to certain exceptions. Mr. Katz’s rights under the Board Observer Agreement will terminate upon the earliest of (i) at any time following the first anniversary of the closing of the Merger, Mr. Katz, together with certain affiliates and related parties of Mr. Katz, no longer beneficially owning at least 5% of the shares of the Issuer received by them in connection with the closing of Merger, (ii) Mr. Katz resigning in writing, or (iii) Mr. Katz’s death or disability.

Also on February 12, 2022, each of Ronald C. Katz, Errol R. Halperin and certain other stockholders of Elkay (collectively, the “Standstill Stockholders”) entered into a Standstill and Lock-Up Agreement (collectively, the “Standstill Agreements”). Pursuant to the Standstill Agreements, each of the Standstill Stockholders agreed, for a period of 18 months from the closing of the Merger, not to sell or transfer their shares of Common Stock, subject to certain exceptions. Such Standstill Stockholders have also agreed, for a period of five years from the closing of the Merger, not to take certain actions with respect to potential change of control or related transactions or activities with respect to the Issuer. The Standstill Agreements were amended by the Registration Rights Agreement, dated as of July 1, 2022 (the “Registration Rights Agreement”), entered into by the Issuer and certain stockholders of Elkay.

CUSIP No. 98983L108	SCHEDULE 13D	Page 15 of 18

The foregoing descriptions of the Merger Agreement, the Board Observer Agreement, the Standstill Agreements and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Board Observer Agreement, the Standstill Agreements and the Registration Rights Agreement, copies of which are filed as Exhibits 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 hereto and incorporated herein by reference.

Except as otherwise described above in this Item 4 and with respect to Errol R. Halperin, other than as may have arisen or may arise in his capacity as a Director of the Issuer, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each Reporting Person may, at any time and from time to time, review or reconsider such Reporting Person’s position and/or change such Reporting Person’s purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

The information set forth below in Item 6 is incorporated by reference into this Item 5.

(a)	Amount beneficially owned and percentage of class

Ice Mountain is the direct record owner of 24,771,840 shares of Common Stock; KVST is the direct record owner of 233,772 shares of Common Stock; New VBA is the direct record owner of 13,945 shares of Common Stock; KTP is the direct record owner of 71,452 shares of Common Stock; the Halperin Trust is the direct record owner of 1,035,008 shares of Common Stock; Aimee Katz is the direct record owner of 6,678 shares of Common Stock; Errol R. Halperin is the direct record owner of 17,029 shares of Common Stock; and Ronald C. Katz is the direct record owner of 7,393 shares of Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Ice Mountain is 24,771,840, representing 13.94% of the shares of Common Stock outstanding as of July 1, 2022.

Voting and investment power with respect to the shares of Common Stock directly owned by Ice Mountain may be deemed to be shared by Cascade Bay, DYN, and Errol R. Halperin. Cascade Bay is the manager and sole Class A member of Ice Mountain. DYN is the Special Assets Manager of Cascade Bay. Errol R. Halperin is the trustee of DYN. Neither Cascade Bay nor DYN directly owns any shares of Common Stock. Each of Cascade Bay, DYN, and Errol R. Halperin may be deemed to be the beneficial owner of the 24,771,840 shares of Common Stock directly owned by Ice Mountain, representing approximately 13.94% of the shares of Common Stock outstanding as of July 1, 2022.

The aggregate number of shares of Common Stock beneficially owned by KVST is 233,772, representing 0.13% of the shares of Common Stock outstanding as of July 1, 2022.

The aggregate number of shares of Common Stock beneficially owned by New VBA is 13,945, representing 0.01% of the shares of Common Stock outstanding as of July 1, 2022.

The aggregate number of shares of Common Stock beneficially owned by KTP is 71,452, representing 0.04% of the shares of Common Stock outstanding as of July 1, 2022.

The aggregate number of shares of Common Stock beneficially owned by the Halperin Trust is 1,035,008, representing 0.58% of the shares of Common Stock outstanding as of July 1, 2022.

Voting and investment power with respect to the shares of Common Stock directly owned by KTP and the Halperin Trust may be deemed to be shared by Errol R. Halperin as the sole trustee of KTP and the Halperin Trust. Voting and investment power with respect to the shares of Common Stock beneficially owned by New VBA may be deemed to be shared by the each of the seat holders comprising the Voting Committee. Therefore, Errol R. Halperin may be deemed to beneficially own an aggregate of 25,909,274 shares of Common Stock, consisting of the 24,771,840 shares of Common Stock beneficially owned by DYN, the 71,452 shares of Common Stock directly held by KTP, the 13,945 shares of Common Stock directly held by New VBA, the 1,035,008 shares of Common Stock directly held by the Halperin Trust and the 17,029 shares of Common Stock he directly holds, representing approximately 14.58% of the shares of Common Stock outstanding as of July 1, 2022.

CUSIP No. 98983L108	SCHEDULE 13D	Page 16 of 18

Aimee Katz may be deemed to beneficially own an aggregate of 20,623 shares of Common Stock, consisting of the 13,945 shares of Common Stock directly held by New VBA, and the 6,678 shares of Common Stock she directly holds, representing approximately 0.01% of the shares of Common Stock outstanding as of July 1, 2022.

April Katz may be deemed to beneficially own the 13,945 shares of Common Stock directly held by New VBA representing approximately 0.01% of the shares of Common Stock outstanding as of July 1, 2022.

Voting and investment power with respect to the shares of Common Stock directly held by KVST may be deemed to be shared by Ronald C. Katz as the sole trustee of KVST. Pursuant to the Voting Proxies (as defined below), voting power with respect to the shares of Common Stock directly held by Ice Mountain, New VBA and KTP may be deemed to be shared with Ronald C. Katz. Therefore, Ronald C. Katz may be deemed to beneficially own an aggregate of 25,098,402 shares of Common Stock, consisting of the 233,772 shares of Common Stock directly held by KVST, the 24,771,840 shares of Common Stock directly held by Ice Mountain, the 13,945 shares of Common Stock directly held by New VBA, the 71,452 shares of Common Stock directly held by KTP and the 7,393 shares of Common Stock he directly holds, representing approximately 14.12% of the shares of Common Stock outstanding as of July 1, 2022.

(b)	Number of shares of Common Stock to which such Reporting Person has:

(i)	Sole power to vote or direct the vote

Ice Mountain:	0
Cascade Bay:	0
DYN:	0
KTP:	0
New VBA:	0
KVST:	0
Halperin Trust:	0
Aimee Katz:	6,678 shares
April Katz:	0
Errol R. Halperin:	17,029 shares
Ronald C. Katz:	7,393 shares

(ii)	Shared power to vote or direct the vote:

Ice Mountain:	24,771,840 shares
Cascade Bay:	24,771,840 shares
DYN:	24,771,840 shares
KTP:	71,452 shares
New VBA:	13,945 shares
KVST:	233,772 shares
Halperin Trust	1,035,008 shares
Aimee Katz:	13,945 shares
April Katz:	13,945 shares
Errol R. Halperin:	25,892,245 shares
Ronald C. Katz:	25,091,009 shares

(iii)	Sole power to dispose or direct the disposition of:

Ice Mountain:	0
Cascade Bay:	0
DYN:	0
KTP:	0
New VBA:	0
KVST:	0
Halperin Trust:	0
Aimee Katz:	6,678 shares
April Katz:	0
Errol R. Halperin:	17,029 shares
Ronald C. Katz:	7,393 shares

CUSIP No. 98983L108	SCHEDULE 13D	Page 17 of 18

(iv)	Shared power to dispose or direct the disposition of:

Ice Mountain:	24,771,840 shares
Cascade Bay:	24,771,840 shares
DYN:	24,771,840 shares
KTP:	71,452 shares
New VBA:	13,945 shares
KVST:	233,772 shares
Halperin Trust:	1,035,008 shares
Aimee Katz:	13,945 shares
April Katz:	13,945 shares
Errol R. Halperin:	25,892,245 shares
Ronald C. Katz:	233,772 shares

The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 177,746,770 shares of Common Stock of the Issuer outstanding as of the Effective Time on July 1, 2022, such number of shares being based on information provided by the Issuer.

(c)	Transactions effected in the past sixty days:

Except as described in Items 3 and 4, there have been no reportable transactions days by the Reporting Persons with respect to the Common Stock within the last 60 days.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth above in Items 2, 3 and 4 is incorporated by reference into this Item 6.

Each of (i)  Ice Mountain (by its Manager, Cascade Bay, acting upon the direction of the DYN (by Errol R. Halperin as its trustee) as Cascade Bay’s Special Assets Manager), (ii) New VBA (by Northern Trust Company as its trustee, acting upon the direction of the Voting Committee), and (iii) KTP (by Errol R. Halperin, as its trustee) has given a separate written proxy to Ronald C. Katz (collectively, the “Voting Proxies”), with full power of substitution and revocation (and if Ronald C. Katz is unable, unwilling or unavailable to act, to Timothy J. Jahnke and William E. Hamilton, acting jointly or singly, with full power of substitution and revocation), to vote such Reporting Person’s shares of Common Stock of the Issuer at each annual and special meeting of stockholders of the Issuer (including any adjournments of any such meeting or meetings) for purposes of electing the directors of the Issuer, approving the appointment or reappointment of the Issuer’s auditor, and transacting such other and further business as may properly come before the meeting. The proxy expires at 11:59 p.m. Central Time on December 31, 2027, subject to extension to include any meeting held in 2027 which is adjourned to a date after December 31, 2027.

The foregoing descriptions of the Voting Proxies are not intended to be complete and are qualified in their entirety by reference to the full text of the Voting Proxies, copies of which are filed as Exhibits 99.10, 99.11 and 99.12 hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Persons named in Item 2 do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements puts or calls guarantees of profits division of profits or losses or the giving or withholding of proxies arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 98983L108	SCHEDULE 13D	Page 18 of 18

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of July 11, 2022, by and among the Reporting Persons (Filed herewith).
Exhibit 99.2	Zurn Elkay Water Solutions Corporation Performance Incentive Plan (as amended and restated) (Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on July 1, 2022).
Exhibit 99.3	Agreement and Plan of Merger, dated as of February 12, 2022, by and among the Issuer, Elkay, Zebra Merger Sub, Inc., and Elkay Interior Systems International, Inc. (Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 14, 2022).
Exhibit 99.4	Board Observer Agreement, dated as of February 12, 2022, by and among the Issuer and the Support Stockholders party thereto (Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on February 14, 2022).
Exhibit 99.5	Standstill and Lock-Up Agreement, dated as of February 12, 2022, by and among the Issuer and Ice Mountain LLC (Filed herewith).
Exhibit 99.6	Standstill and Lock-Up Agreement, dated as of February 12, 2022, by and among the Issuer and Errol R. Halperin Individually and Errol R. Halperin, as Trustee under Declaration of Trust Dated July 8, 1996 (Filed herewith).
Exhibit 99.7	Standstill and Lock-Up Agreement, dated as of February 12, 2022, by and among the Issuer and The Northern Trust Company as Trustee of the Katz New VBA Trust dated as of 12/15/2019 (Filed herewith).
Exhibit 99.8	Standstill and Lock-Up Agreement, dated as of February 12, 2022, by and among the Issuer and Ronald C. Katz as Trustee of the Katz Voting Stock Trust dated 1/6/04 and Ronald C. Katz (Filed herewith).
Exhibit 99.9	Registration Rights Agreement, dated as of July 1, 2022, by and between Zurn and certain stockholders of Elkay party thereto (includes amendments to the Standstill and Lock-Up Agreements, dated as of February 12, 2022, between the Company and certain former stockholders of Elkay) (Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on July 1, 2022).
Exhibit 99.10	Proxy dated July 1, 2022 made by Ice Mountain appointing Ronald C. Katz as attorney and proxy, with certain successors
Exhibit 99.11	Proxy dated July 1, 2022 made by New VBA appointing Ronald C. Katz as attorney and proxy, with certain successors
Exhibit 99.12	Proxy dated July 1, 2022 made by KTP appointing Ronald C. Katz as attorney and proxy, with certain successors

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 11, 2022

ICE MOUNTAIN, LLC, a Delaware limited liability company

By: Cascade Bay LLC, a Delaware limited liability company, its Manager

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

	By:	/s/ John Thickens
		Print name:	John Thickens
		Its:	Senior Vice President

CASCADE BAY, LLC, a Delaware limited liability company

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

	By:	/s/ John Thickens
		Print name:	John Thickens
		Its:	Senior Vice President

KATZ 2004 DYN TRUST

By:	/s/ Errol R. Halperin
Errol R. Halperin, as Trustee, and not individually

KATZ 2021 TRUST FOR PATTI

By:	/s/ Errol R. Halperin
Errol R. Halperin, as Trustee, and not individually

KATZ NEW VBA TRUST

By:	The Northern Trust Company, as Trustee, and not individually

	By:	/s/ John Thickens
		Print name:	John Thickens
		Its:	Senior Vice President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

KATZ VOTING STOCK TRUST

By:	/s/ Ronald C. Katz
Ronald C. Katz, as Trustee, and not individually

ERROL R. HALPERIN, AS TRUSTEE UNDER DECLARATION OF TRUST DATED JULY 8, 1996

By:	/s/ Errol R. Halperin
Errol R. Halperin, as Trustee, and not individually

/s/ Aimee Katz
AIMEE KATZ

/s/ April Katz
APRIL KATZ

/s/ Errol R. Halperin
ERROL R. HALPERIN

/s/ Ronald C. Katz
RONALD C. KATZ

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).